February 18, 2010
VIA EDGAR CORRESPONDENCE
Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
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Re:	Federal National Mortgage Association
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 000-50231
Dear Mr. Vaughn:
     On behalf of our client, Federal National Mortgage Association (“Fannie Mae”), we are submitting this letter in response to the comments contained in the letter received February 5, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Fannie Mae’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the “September 30, 2009 Form 10-Q”).
     To facilitate the Staff’s review of this letter, we have set forth each of the Staff’s comments immediately preceding each of our responses, the order of which corresponds to the order of the Staff’s comments and follows the same numbering. This letter contains both Fannie Mae’s responses to the Staff’s comments and draft disclosures in response to certain futures comments that are proposed to be included in Fannie Mae’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) using the 2008 Form 10-K, the September 30, 2009 Form 10-Q or the comment response letter dated January 8, 2010 as models, as applicable. In addition, we have included Appendix A, which includes the form of additional and revised proposed disclosures relating to mortgage insurers that Fannie Mae proposes to include in its 2009 Form 10-K. In reviewing the draft disclosures, please note that Fannie Mae’s financial results for the year ended December 31, 2009 are in the process of being finalized as of the date of this submission.
     For each draft disclosure provided in this letter, the proposed revisions to the disclosure that appeared in the 2008 Form 10-K, September 30, 2009 Form 10-Q or the comment response

February 18, 2010

letter dated January 8, 2010, as applicable, use strikethrough text to represent proposed deletions of text and bold, double-underline text to show language proposed to be added in the 2009 Form 10-K. Fannie Mae expects that the disclosure in the 2009 Form 10-K will be substantially in the form of the proposed draft disclosures.
December 31, 2008 Form 10-K
Mortgage Insurers, page 192
1.	We note your response to comment 4b in your January 8, 2010 response letter. Please revise your disclosure in future filings related to the credit risk associated with your mortgage insurers to provide a more comprehensive discussion of how this risk impacts your financial results. As part of your disclosure, clearly discuss how this risk is considered in loss reserves for loans that are individually impaired and for loans that are not individually impaired. Specifically discuss how changes in the credit risk impact your estimate of loss reserves on loans that are not individually impaired. Also, clarify if the amount of loss reserves recorded based on your assessment of your mortgage insurers counterparties’ inability to fully pay claims ($1.0 billion at September 30, 2009) covers loans that are individually impaired and those that are not. If it does not cover both segments of loans, please disclose the amount of loss reserves and provision for credit losses for each loan segment.

Response:
     In response to the Staff’s comment, Fannie Mae will revise its disclosure regarding mortgage insurers in its 2009 Form 10-K to provide a more comprehensive discussion of each of the matters noted by the Staff.
     As a part of this additional disclosure, Fannie Mae will provide more information regarding the impact of counterparty credit risk on its financial results, including the impact to the loss reserves for loans that are individually impaired and for loans that are not individually impaired. In addition, Fannie Mae will also clarify that the adjustment of the contractual recovery from our mortgage insurers (or “reserve”) disclosed at December 31, 2009 reflects its best estimate of the mortgage insurers’ inability to fully pay claims related to loans that are individually measured for impairment and those that are measured collectively for impairment.
     Please refer to Fannie Mae’s proposed additional and revised disclosures regarding mortgage insurers, which will appear substantially in the form attached as Appendix A to this letter.
2.	Similarly, tell us and revise to clarify whether the $1.0 billion in reserves at September 30, 2009 specifically and solely relates to the $1.8 billion receivable related to amounts claimed on insured, defaulted loans not yet received. Please disclose in greater detail how these amounts relate to one another.

February 18, 2010

     Response:
     The $1.0 billion in reserves at September 30, 2009 that is incorporated into Fannie Mae’s estimate of the loss reserves is separate and distinct from the $1.8 billion receivable related to amounts claimed on insured, defaulted loans not yet received.
     When Fannie Mae holds a loan for investment in its mortgage portfolio or provides a guaranty for a loan, it is included in the population for which Fannie Mae estimates credit losses. When estimating the credit losses that are inherent in this population, Fannie Mae incorporates an estimate of mortgage insurance recoveries based on the terms of the mortgage insurance agreement. Any mortgage insurance recoveries would reduce the severity of the loss associated with defaulted loans. Fannie Mae adjusts the contractual recovery to the extent necessary to ensure that only the amount of mortgage insurance recoveries that are probable of collection as of the balance sheet date are included. This adjustment was the $1.0 billion disclosed on page 106 of Fannie Mae’s September 30, 2009 Form 10-Q.
     When an insured loan held in Fannie Mae’s mortgage portfolio subsequently goes into foreclosure, Fannie Mae charges off the loan, eliminating any previously recorded loss reserves, and records real estate owned and a mortgage insurance receivable to reflect the amount of primary mortgage insurance claim proceeds deemed probable of recovery. This receivable is recognized only to the extent that the fair value of the real-estate owned (less costs to sell) and the receivable do not exceed Fannie Mae’s recorded investment in the loan. No gain is recognized upon recording the mortgage insurance receivable. As of September 30, 2009, these receivables totaled the $1.8 billion amount disclosed on page 105 of the September 30, 2009 Form 10-Q. These amounts are recorded net of a valuation allowance to the extent necessary to reflect collectability, and at September 30, 2009, this valuation allowance was $56 million. These mortgage insurance receivables are short-term in nature, having a duration of approximately three to six months, and the valuation allowance reduces our claim receivable to the amount which is considered probable of collection as of December 31, 2009 and 2008.
     In response to the Staff’s comment, Fannie Mae will revise its disclosure regarding mortgage insurers in its 2009 Form 10-K. Please refer to Fannie Mae’s proposed additional and revised disclosures regarding mortgage insurers, which will appear substantially in the form attached as Appendix A to this letter.

February 18, 2010

3.	We note your response to comment 4b in your January 8, 2010 response letter. We also note your disclosure on pages 106 and 121 of your September 30, 2009 Form 10-Q in which you state that if your assessment of one or more of your mortgage insurer counterparty’s ability to fulfill its obligations to you worsens or its credit rating is significantly downgraded, it could result in a significant increase in your loss reserves. Please compare and contrast this disclosure with the statement in your response that any change in internal credit rating would not have a significant impact on your cash flow calculation and your loss reserves.

Response:
     Fannie Mae had previously understood comment 4b of the Staff’s comment letter dated December 3, 2009 to relate solely to the population of loans that are individually measured for impairment. As a result, Fannie Mae’s initial response to comment 4b discussed only that specific population of loans. Therefore, the response did not address the mortgage insurance recoveries that are associated with loans that are collectively evaluated for impairment. In contrast, the disclosure included on pages 106 and 121 of Fannie Mae’s September 30, 2009 Form 10-Q related to the entire population of mortgage insurance recoveries. Upon reconsideration, Fannie Mae also believes that, consistent with Fannie Mae’s prior response to comment 4b, the disclosure would benefit from additional revision to avoid undue emphasis on individual changes which would not have a significant impact on its loss reserve estimates and to clarify the sensitivity of the counterparty credit risk to which Fannie Mae is exposed.
     In response to the Staff’s comment, and based upon further review of Fannie Mae’s prior disclosures included in its September 30, 2009 Form 10-Q as well as Fannie Mae’s responses in its comment response letter dated January 8, 2010 regarding estimated recoveries from mortgage insurance companies, Fannie Mae will provide more comprehensive information regarding the recoveries that have been considered in Fannie Mae’s estimate of the allowance for loan losses and the reserve for guaranty losses. Fannie Mae will provide this additional disclosure in its 2009 Form 10-K to clarify the impact of mortgage insurance coverage on Fannie Mae’s loss reserves.
     Please refer to Fannie Mae’s proposed additional and revised disclosures regarding mortgage insurers, which will appear substantially in the form attached as Appendix A to this letter.
September 30, 2009 Form 10-Q
Consolidated Balance Sheet Analysis
Mortgage Investments, page 52
4.	We note your response to comment 7 in your January 8, 2010 response letter. Absent additional disclosure, it appears that it would be difficult for a reader to track your “Mortgage Assets” and “Indebtedness” as defined in the Stock Purchase Agreement subsequent to adopting new accounting guidance related to transfers of

February 18, 2010

financial assets and consolidation on January 1, 2010. Please revise future filings to disclose how you will track “Mortgage Assets” and “Indebtedness” after January 1, 2010 and clearly disclose the status of these items with regards to the restrictions in the Stock Purchase Agreement.
Response:
     Fannie Mae proposes to comply with this comment by including disclosure in the “Conservatorship and Treasury Agreements” section of its 2009 Form 10-K in substantially the following form:
•	Mortgage Asset Limit. We are restricted in the amount of mortgage assets that we may own. The maximum allowable amount was $900 billion on December 31, 2009. Beginning on December 31, 2010 and each year thereafter, we are required to reduce our mortgage assets to 90% of the maximum allowable amount that we were permitted to own as of December 31 of the immediately preceding calendar year, until the amount of our mortgage assets reaches $250 billion. Accordingly, the maximum allowable amount of mortgage assets we may own on December 31, 2010 is $810 billion. The definition of mortgage asset is based on the unpaid principal balance of such assets. Under this definition, our mortgage assets on December 31, 2009 were $773 billion. We disclose the amount of our mortgage assets on a monthly basis under the caption “Gross Mortgage Portfolio” in our Monthly Summaries, which are available on our Web site and announced in a press release.

•	Debt Limit. We are subject to a limit on the amount of our indebtedness. Our debt limit through December 30, 2010 equals $1,080 billion. Beginning December 31, 2010, and on December 31 of each year thereafter, our debt cap that will apply through December 31 of the following year will equal 120% of the amount of mortgage assets we are allowed to own on December 31 of the immediately preceding calendar year. The definition of indebtedness is based on par value for purposes of our debt cap. Under this definition, our indebtedness as of December 31, 2009 was $786 billion. We disclose the amount of our indebtedness on a monthly basis under the caption “Total Debt Outstanding” in our Monthly Summaries, which are

February 18, 2010

available on our Web site and announced in a press release.
Under the terms of the senior preferred stock purchase agreement, “mortgage assets” and “indebtedness” are calculated without giving effect to changes made after May 2009 to the accounting rules governing the transfer and servicing of financial assets and the extinguishment of liabilities or similar accounting standards. Accordingly, our adoption of new accounting policies regarding consolidation and transfers of financial assets will not affect these calculations.
Note 6. Investments in Securities, page 149
5.	We note your response to comment 10 in your January 8, 2010 response letter. Please tell us what your expectations are for interest rates, describe why they are “more favorable”, and explain how these expectations affect your loss expectations for subprime securities. Consider amplifying your proposed disclosures to address these points as well.
Response:
     Fannie Mae’s projections for interest rates are generally based on the implied forward yield curve for interest rates in the market as of the last day of each respective reporting period. Fannie Mae would consider lower interest rates to be favorable in the context of estimated credit losses on subprime securities because the subprime securities held by Fannie Mae are typically floating rate instruments. In lower interest rate environments, the cash flows provided by the subprime mortgage loans supporting the securities are greater than the obligations on those floating rate securities. Therefore, a lower interest rate environment provides more protection against credit losses than a higher interest rate environment, where the difference between the rate on the subprime mortgage loans and the coupon on the securities is smaller.
     In response to this comment, Fannie Mae will revise the interest rate discussion in the proposed disclosure provided in its response to comment 10 in its comment response letter dated January 8, 2010 in the manner described below:
These increased projected losses were partially offset by ~~more favorable expectations for interest rates, which lowered loss expectations primarily for subprime securities~~ a reduction in credit loss expectations of approximately X%, primarily related to subprime securities, due to lower interest rate expectations, which are based on the implied forward yield curve for interest rates in the market. A decrease in current and projected interest rates reduces credit losses in certain

February 18, 2010

floating rate subprime securities because cash flows from the underlying subprime mortgage assets cover more of the obligations to holders of subprime securities.
* * * * *
     If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (202) 637-2165.

Sincerely,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

Attachment:	Appendix A — Proposed Draft Disclosure Regarding Mortgage Insurers in Response to Comments

cc:	David M. Johnson, Executive Vice President and Chief Financial Officer

Timothy J. Mayopoulos, Esq., Executive Vice President, General Counsel and Corporate Secretary

Jeff Swormstedt, Deloitte & Touche LLP

John J. Huber, Latham & Watkins LLP

APPENDIX A
Proposed Form of Additional and Revised Disclosures Regarding Mortgage Insurers
Please see below the additional and revised disclosures regarding mortgage insurers that will be included in Fannie Mae’s Management’s Discussion and Analysis of Financial Results and Results of Operation in its 2009 Form 10-K, as referenced in its responses to comments 1, 2 and 3. Fannie Mae intends to make conforming revisions to its disclosures regarding mortgage insurers in the Consolidated Financial Statements of its 2009 Form 10-K. Fannie Mae expects that the disclosure in the 2009 Form 10-K will be substantially in the form of these proposed draft disclosures. Because Fannie Mae’s audited financial results for the year ended December 31, 2009 are in the process of being finalized as of the date of this submission, many proposed qualitative disclosures do not yet include quantitative information, and all amounts reflected in this Appendix A are preliminary and subject to change in the 2009 Form 10-K.
Mortgage Insurers
     Increases in mortgage insurance claims due to higher defaults and credit losses in recent periods have adversely affected the financial results and condition of mortgage insurers. Since January 1, 2009, Standard & Poor’s, Fitch and Moody’s have downgraded, in some cases more than once, the insurer financial strength ratings of each of our top seven mortgage insurer counterparties that continue to be rated. As a result of the downgrades, these mortgage insurer counterparties’ current insurer financial strength ratings are below the “[AA-]” level that we require under our qualified mortgage insurer approval requirements to be considered qualified as a “Type 1” mortgage insurer. Due to these downgrades, we have begun to primarily rely on our internal credit ratings when assessing our exposure to a counterparty.
     Our rating structure is based on a scale of 1 to 8. A rating of 1 represents a counterparty that we view as having excellent credit quality. We consider the credit quality of an 8 to be poor. These internal ratings, which reflect our views of a mortgage insurer’s claims paying ability, are based primarily on an assessment of the mortgage insurer’s capital adequacy and liquidity. These assessments involve in-depth credit reviews of each mortgage insurer, a comprehensive analysis of the mortgage insurance sector, stress analyses of the insurer’s portfolio, discussions with the insurer’s management, the insurer’s plans to maintain capital within the insuring entity and our views on macroeconomic variables which impact a mortgage insurer’s estimated future paid losses, such as changes in home prices and changes in interest rates. From time to time, we may also discuss their situation with the rating agencies.
     When we estimate the credit losses that are inherent in our mortgage loan portfolio and under the terms of our guaranty obligations we also consider the recoveries that we will receive on primary mortgage insurance, as mortgage insurance recoveries would reduce the severity of the loss associated with defaulted loans. We adjust the contractually due recovery amount to ensure that only amounts which are probable of collection as of the balance sheet date are included in our loss reserve estimate. As a result, if our assessment of one or more of our mortgage insurer counterparty’s ability to fulfill their respective obligations to us worsens, it could result in an increase in our loss reserves.
     As of December 31, 2009, our Allowance for loan losses of $[ ___] billion and Reserve for guaranty losses of $[ ___] billion incorporated an estimated recovery amount of approximately $[

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___] billion from mortgage insurance related both to loans that are individually measured for impairment and those that are measured collectively for impairment. This amount is comprised of the contractual recovery of approximately $[ ___] billion as of December 31, 2009 and an adjustment of approximately $[ ___] billion which reduces the contractual recovery for our assessment of our mortgage insurer counterparties’ inability to fully pay those claims.
     For loans that are collectively evaluated for impairment, we estimate the portion of our incurred loss that we expect to recover from each of our mortgage insurance counterparties based on the losses that have been incurred, the contractual mortgage insurance coverage, and an estimate of each counterparty’s resources available to pay claims to Fannie Mae. An analysis by our Counterparty Risk division determines whether, based on all the information available to the company, any counterparty is considered probable to fail to meet their obligations in the next 30 months. This period is consistent with the amount of time over which claims related to losses incurred today are expected to be paid. If that separate analysis finds a counterparty is probable to fail, we then reserve for the shortfall between incurred claims and estimated resources available to pay claims to Fannie Mae.
     For loans that have been determined to be individually impaired, we calculate a net present value of the expected cash flows for each loan to determine the level of impairment. These expected cash flow projections include proceeds from mortgage insurance, which are based, in part, on the internal credit ratings for each of our mortgage insurance counterparties. Specifically, for loans insured by a mortgage insurer with a poorer credit rating, our cash flow projections include fewer proceeds from the insurer.
     As described above, our methodologies for individually and collectively impaired loans differ as required by GAAP, but both consider the ability of our counterparties to pay their obligations in a manner that is consistent with each methodology. As the loans individually assessed for impairment consider the life of the loan, we use the noted risk ratings to adjust the loss severity in our best estimates of future cash flows. As the loans collectively assessed for impairment only look to the probable payments we would receive associated with our loss emergence period, we use the noted shortfall to adjust the loss severity.
     When an insured loan held in Fannie Mae’s mortgage portfolio subsequently goes into foreclosure, Fannie Mae charges off the loan, eliminating any previously-recorded loss reserves, and records real-estate owned and a mortgage insurance receivable for the claim proceeds deemed probable of recovery, as appropriate. We had outstanding receivables from mortgage insurers of $ [ ___] billion as of December 31, 2009 and $1.1 billion as of December 31, 2008. We assessed the receivable for collectibility, and it is recorded net of a valuation allowance of $[ ___] million as of December 31, 2009 and $[ ___] million as of December 31, 2008, in “Other assets.” These mortgage insurance receivables are short-term in nature, having a duration of approximately three to six months, and the valuation allowance reduces our claim receivable to the amount which is considered probable of collection as of December 31, 2009 and 2008. We received proceeds under our primary and pool mortgage insurance policies for single family loans of $[ ___] billion for the year ended December 31, 2009 and $1.8 billion for the year ended December 31, 2008.

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